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Fork & Fire's Neighborhood Wings

American Restaurant

12125 N. Oracle Road #169
Oro Valley, AZ 85737
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THE PITCH
Fork & Fire's Neighborhood Wings is seeking investment to open a restaurant.
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
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OUR STORY

3 Brothers with a love for food and feeding people.

Dreams of one day bringing our food to the people took shape in the way of a food truck
The Tucson community embraced our food and our goal to increase hospitality in the food truck industry
Too many restaurants are closing down, we want to open one up and feed people great wings.
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PEOPLE LOVE OUR FOOD AND OUR ATTITUDE.

What started as a small food truck side hustle, quite literally grew like fire. With years in the food and hospitality business, we positioned ourselves well in the food truck scene, now it is time to start our first brick and mortar

Unpretentious, delicious comfort-food, born of years in kitchens
A for-the-people mentality, focused on bringing much needed hospitality to the food truck scene
Fun and spirited, a contagious energy
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THE TEAM
Joshua Bishop
Owner - CEO

Hailing from generations of restauranteurs, I have spent the last 25 years in the restaurant industry myself, learning things every single day. When at home, I have always cooked for family and friends. To me, cooking is recreation and relaxation combined with pride and anticipation. I am excited to bring my learned skills in the kitchen together with my passion for hospitality to share recipes that I have created as well as those handed down from family. My brother and my best friend joined forces with me to make this dream a reality, and my late father's restaurant, The Ol' Happy Belly, inspires me daily to bring people happiness through food. His legacy lives on in Fork & Fire.

Jason Bishop
Operations Manager

I love people and I love watching their faces light up when they taste something amazing. To me, food is a way to connect with those around me. I have worked in the food industry right alongside my brother for as long as either of us can remember. From our dad's small diner when we were kids to multi-national concepts we have grown and developed our love of food, hospitality, and family, together. While working for the same companies for the last 2 decades we were still separated geographically. Now, with both of us in Tucson, AZ, it only seemed natural to embark on a food truck adventure as the next chapter in our story. We are uniquely positioned to bring something new to Arizona, so I am very excited to bring all our food and hospitality experiences together to bring to you, Fork & Fire.

Brent Ralston
Owner - Consultant

It doesn't feel like home if the smell of food isn't coming from my kitchen. Together with friends, or alone, every week I try to bring new flavor and aroma to the neighborhood. Professionally I work in aerospace operations, I know how to get things done and I love working with people. This new venture allows me to pursue my passion for flavor and eating with the people that matter most to me. Good times and full stomachs, welcome to Fork & Fire

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PRESS
'Fork & Fire' debuts new food truck

In September, the owner of Fork & Fire woke up to a call that his food truck had burned down. Today, he has a new food truck and is more motivated than ever to make sure the business succeeds.

Fork & Fire food truck destroyed in fire

Nearly $60,000 of damage was caused in the fire, and the truck has been sent to a salvage yard.

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Q&A

"Fork and Fire catered our wedding! After the terrible news of hearing about their food truck fire, the owners, went above and beyond to come set up and serve an awesome dinner for our guests! The food was fantastic and the guys who served were polite, fun to talk to, fast and efficient! Their food is excellent. Thanks for helping making our wedding day a success!" - Mac

"Pulled chicken with tangy sauce was delicious!! If I see these guys at a rally I would definitely stop by and get food again! Very tasty and wasn't dry!!" - Jana

"This dude totally made my morning, I was in the middle of a delivery at work he walks up to me says hey man you want this it's a chicken burrito. like hell yeah who wouldn't. that this was so dam good cheesey moist flavorful all around solid burrito!! thanks man!" - Thomas

"Delicious food! Love the bbq chicken tacos and mac & cheese. The mac and cheese is both creamy and smoky, so good. Kieran was so nice and helped us pick some good food options, and even let me taste teat the slaw because I said I don't like slaw and I ended up liking the one here. He also brought the food to our car and told us what days/hours that he would be there. Super nice guy and amazing food! Highly recommend. Oro Valley needs this food truck, we don't have many food options and this is a welcome addition." - Nikki

"Our first experience with Fork & Fire did not disappoint. Sausage and pulled pork was outstanding. Slaw Dog Millionaire was on point. Have to also give props to the friendly service. Really makes you want to come back for more." - Ryan

"Really great Mac and cheese! My husband loved his pulled pork sandwich.....the flavor and combinations they put together are terrific! Highly recommend!" - Karol

"Fork and Fire catered our wedding! After the terrible news of hearing about their food truck fire, the owners, went above and beyond to come set up and serve an awesome dinner for our guests! The food was fantastic and the guys who served were polite, fun to talk to, fast and efficient! Their food is excellent. Thanks for helping making our wedding day a success!" - Mac

"Pulled chicken with tangy sauce was delicious!! If I see these guys at a rally I would definitely stop by and get food again! Very tasty and wasn't dry!!" - Jana

"This dude totally made my morning, I was in the middle of a delivery at work he walks up to me says hey man you want this it's a chicken burrito. like hell yeah who wouldn't. that this was so dam good cheesey moist flavorful all around solid burrito!! thanks man!" - Thomas

"Delicious food! Love the bbq chicken tacos and mac & cheese. The mac and cheese is both creamy and smoky, so good. Kieran was so nice and helped us pick some good food options, and even let me taste teat the slaw because I said I don’t like slaw and I ended up liking the one here. He also brought the food to our car and told us what days/hours that he would be there. Super nice guy and amazing food! Highly recommend. Oro Valley needs this food truck, we don’t have many food options and this is a welcome addition." - Nikki

"Our first experience with Fork & Fire did not disappoint. Sausage and pulled pork was outstanding. Slaw Dog Millionaire was on point. Have to also give props to the friendly service. Really makes you want to come back for more." - Ryan

"Really great Mac and cheese! My husband loved his pulled pork sandwich.....the flavor and combinations they put together are terrific! Highly recommend!" - Karol

"Fork and Fire catered our wedding! After the terrible news of hearing about their food truck fire, the owners, went above and beyond to come set up and serve an awesome dinner for our guests! The food was fantastic and the guys who served were polite, fun to talk to, fast and efficient! Their food is excellent. Thanks for helping making our wedding day a success!" - Mac

"Pulled chicken with tangy sauce was delicious!! If I see these guys at a rally I would definitely stop by and get food again! Very tasty and wasn't dry!!" - Jana

"This dude totally made my morning, I was in the middle of a delivery at work he walks up to me says hey man you want this it's a chicken burrito. like hell yeah who wouldn't. that this was so dam good cheesey moist flavorful all around solid burrito!! thanks man!" - Thomas

"Delicious food! Love the bbq chicken tacos and mac & cheese. The mac and cheese is both creamy and smoky, so good. Kieran was so nice and helped us pick some good food options, and even let me taste teat the slaw because I said I don’t like slaw and I ended up liking the one here. He also brought the food to our car and told us what days/hours that he would be there. Super nice guy and amazing food! Highly recommend. Oro Valley needs this food truck, we don’t have many food options and this is a welcome addition." - Nikki

"Our first experience with Fork & Fire did not disappoint. Sausage and pulled pork was outstanding. Slaw Dog Millionaire was on point. Have to also give props to the friendly service. Really makes you want to come back for more." - Ryan

"Really great Mac and cheese! My husband loved his pulled pork sandwich.....the flavor and combinations they put together are terrific! Highly recommend!" - Karol

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout $20,000
Equipment $10,000
Operating Capital $10,000
Marketing $7,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $600,500 $810,675 $1,053,878 $1,264,654 $1,517,585
Cost of Goods Sold $127,750 $172,462 $224,200 $269,040 $322,848
Gross Profit $472,750 $638,213 $829,678 $995,614 $1,194,737

EXPENSES

Rent $54,000 $55,350 $56,733 $58,151 $59,604
Utilities $20,500 $21,012 $21,537 $22,075 $22,626
Salaries $216,000 $291,600 $379,080 $454,896 $545,875
Insurance $14,400 $14,760 $15,129 $15,507 $15,894
Repairs & Maintenance $15,500 $15,887 $16,284 $16,691 $17,108
Legal & Professional Fees $4,200 $4,305 $4,412 $4,522 $4,635
Supplies $13,500 $13,837 $14,182 $14,536 $14,899
Marketing $11,000 $11,275 $11,556 $11,844 $12,140

Credit Card Fees $15,500 $15,887 $16,284 $16,691 $17,108
Comps $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $102,150 $188,150 $288,178 $374,241 $478,227
This information is provided by Fork & Fire's Neighborhood Wings. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Fork & Fire's Neighborhood Wings - Business Plan.pdf
Investment Round Status

$50,000

TARGET

$107,000

MAXIMUM

This investment round closes on April 28, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Fork & Fire's Neighborhood Wings
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-3.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2026
Financial Condition
No operating history

Though our food truck business has been operating since June 2019, the brick & morter restaurant, Fork & Fire Neighborhood Wings, has not yet opened. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Fork & Fire Neighborhood Wings to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Fork & Fire Neighborhood Wings is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Fork & Fire Neighborhood Wings fails to generate enough revenue, you could lose some or all of your money.

Limited Services

Fork & Fire's Neighborhood Wings operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Fork & Fire's Neighborhood Wings and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Fork & Fire's Neighborhood Wings is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Fork & Fire's Neighborhood Wings might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Fork & Fire's Neighborhood Wings is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Fork & Fire's Neighborhood Wings

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Fork & Fire's Neighborhood Wings's financial performance or ability to continue to operate. In the event Fork & Fire's Neighborhood Wings ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Lack of Ongoing Information

Fork & Fire's Neighborhood Wings will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Fork & Fire's Neighborhood Wings is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Fork & Fire's Neighborhood Wings will carry some insurance, Fork & Fire's Neighborhood Wings may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Fork & Fire's Neighborhood Wings could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Fork & Fire's Neighborhood Wings's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Fork & Fire's Neighborhood Wings needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Fork & Fire's Neighborhood Wings, and the revenue of Fork & Fire's Neighborhood Wings can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Fork & Fire's Neighborhood Wings to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Fork & Fire's Neighborhood Wings. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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